UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)
FTE NETWORKS, INC.
(Name of Issuer)
Common Stock, par value $0.001 par value per share
(Title of Class of Securities)
86723M304
(CUSIP Number)
Mr. Fred Sacramone
34 Haas Road
Basking Ridge, New Jersey 07920
Telephone: (917) 796-8291
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Pryor Cashman, LLP
7 Times Square
New York, New York 10036
Attn: Eric M. Hellige, Esq.
Telephone: (212) 326-0846
April 20, 2017
(Date of Event which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
 Fred Sacramone
2. Check the Appropriate Box if a Member of a Group (See Instructions) N/A
 (a)
 (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization:
 United States of America
Number of Shares
7. Sole Voting Power: 9,162,815
Beneficially Owned
8. Shared Voting Power: 0
by Each Reporting
9. Sole Dispositive Power: 9,162,815
Person With
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 9,162,815
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11):  9.18%*
14. Type of Reporting Person (See Instructions)
IN
* Percentage calculated based on 99,509,249 shares of Common Stock outstanding as of April 21, 2017, as reported by the Issuer.

Item 1. Security and Issuer
This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of FTE Networks, Inc., a Nevada corporation ("FTE" or the "Issuer").  The Issuer's principal executive offices are located at 999 Vanderbilt Beach Road, Suite 601, Naples, Florida 34108.
Item 2. Identity and Background
(a)-(c) This statement is filed by Fred Sacramone ("Reporting Person") with respect to the shares of Common Stock beneficially owned by Reporting Person.
The address of Reporting Person is 34 Haas Road, Basking Ridge, New Jersey 07920.
The principal employment of Reporting Person is President of Benchmark Builders Inc., a subsidiary of FTE that is located at 237 West 35th Street, Suite 901, New York, New York 10001.
(d) During the past five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
 (f) Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
On March 9, 2017,  the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement"), as amended by Amendment No. 1 to Stock Purchase Agreement, dated as of the April 20, 2017 (the "Purchase Agreement Amendment" and together with the Purchase Agreement, the "Stock Purchase Agreement"), with Benchmark Builders Inc., a privately held New York corporation ("Benchmark"), and Benchmark's shareholders. The Stock Purchase Agreement provided for the acquisition by the Issuer of 100% of the issued and outstanding capital stock of Benchmark.
On April 20, 2017, at the closing of the transactions contemplated by Stock Purchase Agreement, 8,912,815 shares of Common Stock were issued to Reporting Person.  In addition, on such date, the Issuer granted to Reporting Person an option to purchase 250,000 of Common Shares at a purchase price of $0.88 per share. Such option expires on April 20, 2027.
The foregoing description of the Stock Purchase Agreement is not complete and is qualified in its entirely by reference to the full text of such agreement which is referenced as Exhibits 1 and 2 to this Statement, which incorporates by reference Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 9, 2017 and Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 25, 2017.
Item 4. Purpose of Transaction
The shares of the Issuer's Common Stock acquired by the Reporting Person were acquired pursuant to the Stock Purchase Agreement referred to in Item 3 hereto.  The purpose of the transaction is described in Item 3 hereto.  The information set forth in Item 3 is hereby incorporated in this Item 4 by reference.
Except as provided in Section 7.5 of the Stock Purchase Agreement, which provides for the nomination of Reporting Person to the Board of Directors of the Issuer, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change his purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 3 and Item 4 is hereby incorporated by reference into this Item 5. The Reporting Person is the beneficial owner of an aggregate of 9,162,815 shares of Common Stock, which shares represent approximately 9.18% of the outstanding shares of Common Stock of the Issuer.  The Reporting Person has the sole power to vote and to dispose of all of such shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Item 3 is hereby incorporated by reference into this Item 6.
Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit
No.  Description
1. Stock Purchase Agreement, dated March 9, 2017, among the Issuer, Benchmark and the stockholders of Benchmark, incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on March 9, 2017.
2. Amendment No. 1 to Stock Purchase Agreement, dated April 20, 2017, among the Issuer, Benchmark and the stockholders of Benchmark, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on April 25, 2017.
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: May 2, 2017
/s/ Fred Sacramone